UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
FINAL AMENDMENT

Zomedica Pharmaceuticals Corp.

(Name of Issuer)

Common Stock without par value

(Title of Class of Securities)

98979F107

(CUSIP Number)

230 Huronview Blvd., Ann Arbor, Michigan 48103

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 27, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 98979F107	13D	Page 2 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Equidebt LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC (Working Capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company
	7.	SOLE VOTING POWER 9,918,913
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 9,918,913
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,918,913
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.70%
14.	TYPE OF REPORTING PERSON (see instructions) OO (limited liability company)

CUSIP No. 98979F107	13D	Page 3 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Wickfield Properties, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company
	7.	SOLE VOTING POWER 47,866
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 47,866
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,866
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON (see instructions) OO (limited liability company)

CUSIP No. 98979F107	13D	Page 4 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lakeview Asset Management LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Michigan limited liability company
	7.	SOLE VOTING POWER 37, 195
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 0
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 37, 195
PERSON WITH	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,195
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01%
14.	TYPE OF REPORTING PERSON (see instructions) OO (limited liability company)

CUSIP No. 98979F107	13D	Page 5 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bradley J. Hayosh
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF(Personal Funds) and WC (Working Capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7.	SOLE VOTING POWER 173, 495
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 10,034,160
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 210,690
PERSON WITH	10.	SHARED DISPOSITIVE POWER 9,996,965
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,207,655
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

CUSIP No. 98979F107	13D	Page 6 of 11 Pages
1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey S. Starman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF(Personal Funds) and WC (Working Capital)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7.	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY	8.	SHARED VOTING POWER 10,236,148
OWNED BY EACH REPORTING	9.	SOLE DISPOSITIVE POWER 0
PERSON WITH	10.	SHARED DISPOSITIVE POWER 9,996,965
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,236,148
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.80%
14.	TYPE OF REPORTING PERSON (see instructions) IN; HC

CUSIP No. 98979F107	13D	Page 7 of 11 Pages

Introduction

This Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons, as the Reporting Persons benefecially own less than five percent of the Common Stock of the Issuer.

Item 1.  Security and Issuer.

This Statement on Schedule 13D (this "Statement") relates to the common stock, no par value (the "Common Stock"), of Zomedica Pharmaceuticals Corp., an Alberta, Canada corporation (the "Issuer"). The address of the principal executive officers of the Issuer is 100 Phoenix Drive, Suite 190, Ann Arbor, Michigan 48108.

Item 2.  Identity and Background.

(a)	Names of Persons Filing:

This Schedule 13D is filed by Equidebt LLC; Wickfield Properties LLC; Lakeview Asset Management LLC; Bradley J. Hayosh; and Jeffrey S. Starman (together, the "Reporting Persons"). Each of the Reporting Persons is party to the certain Joint Filing Agreement, as further described in Item 6.

Equidebt LLC, a Michigan limited liability company

Wickfield Properties, LLC, a Michigan limited liability company

Lakeview Asset Management, LLC, a Michigan limited liability company

Bradley J. Hayosh, an individual

Jeffrey S. Starman, an individual

(b)	Residence or business address:

Address of all Reporting Persons: 230 Huronview Blvd., Ann Arbor, Michigan 48103

(c)	Present principal occupation or employment:

Bradley J. Hayosh is a real estate investor and developer employed by Wickfield Properties LLC.

Jeffrey S. Starman is a real estate investor and developer employed by Wickfield Properties LLC.

(d)	During the last five (5) years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five (5) years, no Reporting Person has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Equidebt LLC, a Michigan limited liability company

Wickfield Properties, LLC, a Michigan limited liability company

Lakeview Asset Management, LLC, a Michigan limited liability company

Bradley J. Hayosh is a citizen of the United States.

Jeffrey S. Starman is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described below and filed as an exhibit to this statement. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 10,539,829 shares or 2.90% of the Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.

The source of funds is personal funds and working capital. The amount of funds used to purchase the 10,539,829 shares was approximately US$11,910,006. The funds were not borrowed except for a portion of the shares owned by Helen Starman which are held in a margin account.

CUSIP No. 98979F107	13D	Page 8 of 11 Pages

Item 4.  Purpose of Transaction.

The purpose for which the Shares were acquired by the Reporting Persons is for investment. Depending upon market conditions and other factors that the Reporting Persons may deem material, and in the ordinary course of reviewing their investment in the Issuer, representatives of the Reporting Persons may purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Shares or related securities that such Reporting Persons now beneficially own or may hereafter acquire and/or may enter into transactions that increase or hedge one or more Reporting Person's economic exposure to the Shares without affecting such Reporting Person's beneficial ownership.

The Reporting Persons reserve the right to change their intention with respect to any and all matters referred to in this Item 4 of this Schedule 13D. Except as set forth herein or such as would occur upon completion of any of the actions discussed herein, none of the Reporting Persons has any current plan or proposal as of the date hereof which would relate to or result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 98979F107	13D	Page 9 of 11 Pages

Item 5.  Interest in Securities of the Issuer.

(a)   As of the date of this filing, the Reporting Persons may be deemed to beneficially own 10,539,829 (the "Shares"), or 2.90% of the outstanding Common Stock of the Issuer. The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 361,039,946 shares of Common Stock outstanding as of June 30, 2020, which is the total number of shares of Common Stock outstanding as disclosed on the Issuer's 424B5 Supplemental Prospectus filed with the Securities and Exchange Commission on July 1, 2020.1

(b)   The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Bradley J. Hayosh and Jeffrey S. Starman are Managers of Equidebt LLC and exercise shared voting and shared dispositive power over the shares held by Equidebt LLC and may be deemed to own beneficially the shares held by Equidebt because, acting jointly in their capacity as Managers, they can cause Equidebt LLC to make decisions regarding voting and disposition of shares.

Bradley J. Hayosh and Jeffrey S. Starman are also Managers of Wickfield Properties, LLC and exercise shared voting and shared dispositive power over the shares held by Wickfield Properties, LLC and may be deemed to own beneficially the shares held by Wickfield Properties because, acting jointly in their capacity as Managers, they can cause Wickfield Properties, LLC to make decisions regarding voting and disposition of shares.

Bradley J. Hayosh and JH5 Family LLC each own a 50% membership interest in Lakeview Asset Management LLC. Bradley J. Hayosh has sole dispositive power over the shares held by Lakeview Asset Management, and Jeffrey S. Starman owns a 39.5% interest in Lakeview Asset Management member JH5 Family LLC. Bradley J. Hayosh and Jeffrey S. Starman may be deemed to own beneficially the shares held by Lakeview Asset Management because, acting jointly in their capacity as Members, they can cause Lakeview Asset Management LLC to make decisions regarding voting and disposition of shares.

Bradley J. Hayosh owns 173,495 shares of the Issuer directly and Jeffrey S. Starman owns no shares of the Issuer directly.

Michelle Hayosh owns 30,186 shares of the Issuer and Bradley J. Hayosh may be deemed to have shared voting power and dispositive power over those shares.

Helen Starman owns 321,774 shares of the Issuer and Jeffrey S. Starman may be deemed to have shared voting power and shared dispositive power over those shares.

Starman Children Trust owns 10,400 shares of the Issuer and Jeffrey S. Starman may be deemed to have shared voting power and shared dispositive power over those shares.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c)    The following transactions have been effected during the past 60 days by the Reporting Persons with respect to the the Common Stock identified in response to item 5(a):

I.	Equidebt, LLC

Date(s) of Transaction: April 8, 2020

Type of Transaction: Purchase of shares and warrants

Amount of Securities Involved:167,000 (common stock) and 83,500 (warrants)

Price: $0.12 per share

Description of Transaction: The shares were purchased by the company pursuant to a registered public offering by the Issuer

II.	Equidebt, LLC

Date(s) of Transaction: May 7, 2020

Type of Transaction: Sale of shares

Amount of Securities Involved: 167,000 (common stock)

Price: $.25 per share

Description of Transaction: The shares were purchased by the company pursuant to a registered public offering by the Issuer

III.	Equidebt, LLC

Date(s) of Transaction: May 20, 2020

Type of Transaction: Exercise of warrants

Amount of Securities Involved: 83,500

Price: $.22 per warrant

Description of Transaction: The shares were purchased by the company pursuant to a registered public offering by the Issuer

IV.	Equidebt, LLC

Date(s) of Transaction: May 20, 2020

Type of Transaction: Sale of shares

Amount of Securities Involved: 217,000

Price: $.21 per share

Description of Transaction: The shares were sold in the open market

V.	Equidebt, LLC

Date(s) of Transaction: May 27, 2020

Type of Transaction: Purchase of Shares and Warrants

Amount of Securities Involved: 400,000 (common stock) and 400,000 (warrants)

Price: $.15 per share

Description of Transaction: The shares and warrants were purchase by the company pursuant to a registered public offering by the Issuer

VI.	Equidebt, LLC

Date(s) of Transaction: July 2, 2020

Type of Transaction: Purchase of shares and warrants

Amount of Securities Involved: 245,000 (shares) and 245,000 (warrants)

Price: $.16 per share

Description of Transaction: The shares and warrants were purchase by the company pursuant to a registered public offering by the Issuer

VII.	Helen Starman

Date(s) of Transaction: May 20, 2020, June 8, 2020, June 10, 2020, June 17, 2020

Type of Transaction: Sale of shares

Amount of Securities Involved: 18,600

Price: Between $.20 to $22 per share

Description of Transaction: The shares were sold in the open market

VIII.	Helen Starman

Date(s) of Transaction: June 8, 2020

Type of Transaction: Sale of shares

Amount of Securities Involved: 5,000

Price: $.18 per share

Description of Transaction: The shares were sold in the open market

(d)    To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)   As of the date of the issuer's SEC Filing of a Form 424B4 on May 27, 2020, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

1 Upon information and belief, the Reporting Persons believe that the shares of common stock outstanding reported in the issuer's 10-Q filing, dated May 11, 2020 does not reflect shares issued after that date. The Reporting Persons have reason to believe that the accurate figure is the figure noted in the Issuer's most recent SEC filing which is the 424B5 Prospectus dated July 1, 2020.

CUSIP No. 98979F107	13D	Page 10 of 11 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On the date hereof, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement

Exhibit B	Authorization

CUSIP No. 98979F107	13D	Page 11 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

EQUIDEBT LLC

Dated: July 2, 2020	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

Dated: July 2, 2020	By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

WICKFIELD PROPERTIES, LLC

Dated: July 2, 2020	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Manager

Dated: July 2, 2020	By	/s/ Jeffrey S. Starman
Jeffrey S. Starman
Manager

LAKEVIEW ASSET MANAGEMENT LLC

Dated: July 2, 2020	By	/s/ Bradley J. Hayosh
Bradley J. Hayosh
Member

Dated: July 2, 2020	By	/s/ Jeffrey S. Starman
JH5 Family LLC, Member
By Jeffrey S. Starman

/s/ Bradley J. Hayosh
Dated: July 2, 2020	Bradley J. Hayosh, individually

/s/ Jeffrey S. Starman
Dated: July 2, 2020	Jeffrey S. Starman, individually